Exhibit 99.1

Scorpio Tankers Inc. Announces Agreements to sell Two LR2 Product Tankers and to Purchase Two LR2 Newbuilding Product Tankers

MONACO, Dec. 16, 2025 (GLOBE NEWSWIRE) — Scorpio Tankers Inc. (NYSE:STNG) (“Scorpio Tankers,” or the “Company”) announced today that it has entered into agreements to sell two, 2016 built LR2 product tankers and to purchase two scrubber-fitted LR2 newbuilding product tankers.

Vessel Sales

The Company has entered into agreements to sell the 2016 built LR2 product tankers, STI Goal and STI Gallantry for $52.3 million per vessel. These sales are expected to close within the first quarter of 2026. STI Gallantry is currently financed on the Company’s 2021 Ocean Yield Lease Financing arrangement and the outstanding lease obligation of $23.4 million is expected to be fully repaid before the end of 2025. STI Goal is currently financed on the Company’s 2023 $1.0 Billion Credit Facility and the outstanding debt balance is currently $13.8 million (consisting of $0.3 million and $13.5 million on the term and revolving portions of this facility, respectively). Each of these vessels is due for its 10-year special survey and drydock in the second quarter of 2026, subsequent to the scheduled closing date of the sales and are therefore the responsibility of the buyer.

Newbuilding Vessel Purchases

The Company has entered into agreements to purchase two scrubber-fitted LR2 newbuilding product tankers for $70.8 million per vessel. The vessels are being constructed at Dalian Shipbuilding Industry Co., Ltd. in China and deliveries are expected in the third quarter of 2027.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns or lease finances 93 product tankers (37 LR2 tankers, 42 MR tankers and 14 Handymax tankers) with an average age of 9.8 years. The Company has entered into agreements to sell three LR2 product tankers (including those announced in this press release), which are all expected to close in the first quarter of 2026. The Company has also reached agreements for four MR newbuildings that are currently under construction with deliveries expected in 2026 and 2027, two VLCC newbuildings with deliveries expected in the second half of 2028, and two LR2 newbuildings with deliveries expected in the third quarter of 2027. Additional information about the Company is available at the Company’s website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, including without limitation the potential expenses incurred under the recently implemented port fee regimes in the United States and China that may be applicable to certain of our vessels, the impact of the current and future sanctions that may impact the transportation of petroleum products, potential liability from pending or future litigation, general domestic and international political conditions, including the impact of the conflict in Ukraine and the developments in the Middle East, including the continued uncertainty related to the conflict between Israel and Hamas and hostilities between Israel and Iran, which have and may continue to disrupt certain global shipping routes, vessel breakdowns and instances of off‐hires, and other factors. Please see the Company’s filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.
Contact Information
Scorpio Tankers Inc.
James Doyle – Head of Corporate Development & Investor Relations
Tel: +1 203-900-0559
Email: investor.relations@scorpiotankers.com